SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 4

Under the Securities Exchange Act of 1934

OCI Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Kirk H. Milling

Five Concourse Parkway

Suite 2500

Atlanta, Georgia 30328

Telephone: (770) 375-2300

with a copy to:

David K. Cho

Dechert

27th Floor, Henley Building

5 Queen’s Road Central

Central, Hong Kong

Telephone: +852-3518-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Enterprises Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person CO

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Company Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person CO

This Amendment No. 4 to Schedule 13D (this “Amendment No.4”) is filed by OCI Company Ltd. (“OCI Company”) and OCI Enterprises Inc. (“Enterprises”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on September 27, 2013 (as amended from time to time, the “Schedule 13D”). This Amendment No. 4 relates to common units representing limited partner interests of OCI Resources LP, a Delaware limited partnership (the “Issuer”). This Amendment No. 4 amends and supplements the Schedule 13D. Only those items hereby reported in this Amendment No. 4 are amended and all other items of the Schedule 13D remain unchanged.  Other Reporting Persons who participated in previous filings of the Schedule 13D will be separately filing a Schedule 13D in respect of their continuing ownership of common units of the Issuer.

This Amendment No. 4 constitutes an exit filing for OCI Company and Enterprises whose beneficial ownership in the Issuer has dropped below the 5.0% Schedule 13D reporting threshold as a result of the Transaction described in Item 4.

Item 2.                                                         Identity and Background

Part (a) of Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)                                 As a result of the Transaction described in Item 4, Enterprises ceased to own any ownership interest in OCI Chemical Corporation (“OCI Chemical”).  After giving effect to the Transaction described in Item 4, the Reporting Persons terminated the Joint Filing Agreement dated September 27, 2013, a copy of which was attached as Exhibit E to the original Schedule 13D, pursuant to the Joint Filing Termination Agreement dated October 23, 2015 by and among the Reporting Persons, a copy of which is attached to hereto as Exhibit I.

Part (c) of Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c)                                  As a result of the Transaction described in Item 4, OCI Company ceased to be the ultimate parent company of OCI Wyoming Holding Co.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 23, 2015, pursuant to the Share and Asset Purchase Agreement (the “Purchase Agreement”) dated July 19, 2015 by and among Enterprises, Ciner Enterprises Inc. and Park Holding A.S. (“Buyer”), Enterprises sold to Buyer, and Buyer purchased from Enterprises, all of the issued and outstanding capital stock of OCI Chemical, which beneficially owns an approximately 73% limited partner interest in the Issuer, as well as 100% of the issued and outstanding capital stock of OCI Resource Partners LLC, the Issuer’s general partner, which owns a 2.0% general partner interest in the Issuer, and 100% of the Issuer’s incentive distribution rights (the “Transaction”). As a result of the Transaction, each of OCI Company and Enterprises no longer has any ownership interest in the Issuer or its general partner.

Item 5.                                                         Interest in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)                                 As a result of the Transaction described in Item 4, each of Enterprises and OCI Company ceased to be a beneficial owner of the securities of the Issuer.

Part (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e)                                  OCI Company and Enterprises ceased to be the beneficial owner of more than five percent of the securities of the Issuer on October 23, 2015.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 2 and Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

EXHIBIT I          Joint Filing Termination Agreement dated October 23, 2015 by and among OCI Company Ltd., OCI Enterprises Inc., OCI Chemical Corporation and OCI Wyoming Holding Co.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: October 23, 2015

OCI COMPANY LTD.

By:	/s/ Su Mi Lee
	Name:	Su Mi Lee
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: October 23, 2015

OCI ENTERPRISES INC.

By:	/s/ Charles (Choungho) Kim
	Name:	Charles (Choungho) Kim
	Title:	Chief Financial Officer